Exhibit 12.1
Lender Processing Services, Inc.
Pro Forma Ratio of Earnings to Fixed Charges
Year ended December 31, 2007 and six months ended June 30, 2008

	Year ended	Six months
	December 31,	ended June 30,
	2007	2008
Earnings:
Income before income taxes, equity in losses of unconsolidated entity and minority interest	328,333	163,791
Fixed charges	97,419	46,024

	425,752	209,815

Fixed charges:
Interest expense and amortization of debt issuance costs	97,419	46,024

Ratio of earnings to fixed charges	4.4	4.6

Note:	The historical ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 2007 and the six months ended June 30, 2008 and 2007 is not meaningful since we did not have any debt outstanding during those time periods.